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Exhibit 99.3

CONTACT: Nelson F. Isabel
Director, Investor Relations
(905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES SENIOR MANAGEMENT CHANGE

        TORONTO, Canada, December 6, 2006 — Biovail Corporation (NYSE, TSX: BVF) today announced that, effective immediately, Kenneth G. Howling has been promoted to Senior Vice-President, Chief Financial Officer. Charles Rowland, Biovail's former Senior Vice-President, Chief Financial Officer has left the firm to assume a senior position with another pharmaceutical company.

        "We thank Mr. Rowland for his contributions and wish him success in his new endeavor," said Biovail Chief Executive Officer Dr. Douglas Squires. "I look forward to working closely with Ken as Biovail embarks on the next phase of its evolution. Ken's financial expertise and pharmaceutical-industry experience make him the ideal candidate for this role."

        Mr. Howling, who joined Biovail in 1997, was most recently Biovail's Senior Vice-President, Finance and Corporate Affairs. Before coming to Biovail, he was Vice-President and Chief Financial Officer at Pharma Patch Plc. Previously, Mr. Howling occupied senior financial management positions at Roberts Company Canada Limited, including General Manager, Corporate Secretary and Controller. His previous experience includes financial and general management positions with SmithKline Beecham, Bencard Allergy Laboratories, McGraw Edison and Price Waterhouse. Mr. Howling is a Certified Public Accountant and received his accounting degree from Upsala College, New Jersey.

About Biovail Corporation

        Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company's Web site at www.biovail.com.

        For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation

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BIOVAIL ANNOUNCES SENIOR MANAGEMENT CHANGE